Exhibit 99.3

Cenovus Energy Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2020

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	2

REPORT OF MANAGEMENT

Management’s Responsibility for the Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management’s best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of five independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes – Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee met with Management and the independent auditors on at least a quarterly basis to review the interim Consolidated Financial Statements and Management’s Discussion and Analysis and recommend their approval to the Board of Directors prior to their public release as well as annually to review the annual Consolidated Financial Statements and Management’s Discussion and Analysis and recommend their approval to the Board of Directors.

Management’s Assessment of Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2020. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2020.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed to audit and provide independent opinions on both the Consolidated Financial Statements and internal control over financial reporting as at December 31, 2020, as stated in their Report of Independent Registered Public Accounting Firm dated February 8, 2021. PricewaterhouseCoopers LLP has provided such opinions.

/s/ Alexander J. Pourbaix	/s/ Jeffrey R. Hart
Alexander J. Pourbaix	Jeffrey R. Hart
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer
Cenovus Energy Inc.	Cenovus Energy Inc.

February 8, 2021

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	3

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cenovus Energy Inc.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Cenovus Energy Inc. and its subsidiaries (together, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “Consolidated Financial Statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinions

The Company's Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s Consolidated Financial Statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	4

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impact of Reserves and Resource Estimates on the Recoverable Amounts of Property, Plant and Equipment (“PP&E”) and any Allocated Goodwill (the “recoverable amounts”) of the Oil Sands and Conventional Cash Generating Units (“CGUs”) and on Depreciation, Depletion and Amortization (“DD&A”) Expense for the Oil Sands and Conventional Segments

As described in Notes 1, 3, 4, 10, 18 and 21 to the Consolidated Financial Statements, Management assesses its CGUs for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated DD&A and net impairment losses, may exceed its recoverable amount. Goodwill is tested for impairment at least annually. Management calculates depletion on the costs accumulated within each area using the unit-of-production method based on estimated proved reserves. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. As at December 31, 2020, the Company had $19,748 million and $1,758 million in Oil Sands and Conventional PP&E assets net of accumulated DD&A and net impairment losses, respectively. Goodwill related to the Oil Sands segment amounted to $2,272 million as at December 31, 2020. In aggregate, the Company recognized $2,564 million of DD&A expense for the Oil Sands and Conventional segments, which included impairment of $555 million for the Conventional CGUs, for the year ended December 31, 2020. Management determined the recoverable amounts of the Oil Sands and Conventional CGUs based on their fair value less costs of disposal using discounted after-tax cash flows from reserves and resources. These fair value assessments required the use of significant estimates and judgments by Management related to forward commodity prices, expected production volumes, quantity of reserves and resources, royalty payments, and future development and operating expenses as well as estimates over discount rates. Management’s estimates of reserves and resources, as applicable, used for both the determination of the recoverable amounts of the Oil Sands and Conventional CGUs and the calculation of DD&A expense for the Oil Sands and Conventional segments have been developed by Management’s specialists, specifically independent qualified reserve evaluators.

The principal considerations for our determination that performing procedures relating to the impact of reserves and resource estimates on the recoverable amounts of the Oil Sands and Conventional CGUs and on DD&A expense for the Oil Sands and Conventional segments is a critical audit matter are (i) the significant amount of judgment required by Management, including the use of Management’s specialists, when developing the estimates of reserves and resources and the recoverable amounts; (ii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the significant assumptions used in developing these estimates including forward commodity prices, expected production volumes, quantity of reserves and resources, future development and operating expenses, as well as discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	5

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimates of reserves and resources, the determination of the recoverable amounts of the Oil Sands and Conventional CGUs and the calculation of DD&A expense for the Oil Sands and Conventional segments. These procedures also included, among others, testing Management’s process for determining the recoverable amounts of the Oil Sands and Conventional CGUs and DD&A expense for the Oil Sands and Conventional segments, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in Management’s model; (iii) assessing the reasonability of the assumptions used by Management, including forward commodity prices, expected production volumes, quantity of reserves and resources, as well as future development and operating expenses; and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the quantity of reserves and resources used to determine the recoverable amounts of the Oil Sands and Conventional CGUs and DD&A expense for the Oil Sands and Conventional segments, as applicable. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of data used by the specialists and an evaluation of the specialists’ findings. Evaluating the assumptions used by Management’s specialists also involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts and consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were also used to assist in evaluating the reasonableness of the recoverability calculations, including the discount rate used within the models.

Impairment Assessment of PP&E for the Wood River and Borger CGUs within the Refining and Marketing Segment

As described in Notes 1, 3, 4, 10 and 18 to the Consolidated Financial Statements, Management assesses its CGUs for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated DD&A and net impairment losses, may exceed its recoverable amount. As at December 31, 2020, the Company had $3,476 million of PP&E assets net of accumulated DD&A and net impairment losses relating to refining equipment. For the year ended December 31, 2020, the carrying amount of the Borger CGU was determined to be greater than the recoverable amount and an impairment charge of $450 million was recorded as additional DD&A in the Refining and Marketing segment. No impairment of the Wood River CGU was identified by Management. Management determined the recoverable amounts of PP&E for the Wood River and Borger CGUs based on their fair value less costs of disposal using discounted after-tax cash flows requiring the use of significant estimates and judgments by Management related to forward crude oil prices, forward crack spreads, future capital expenditures, operating expenses, terminal values and the discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PP&E for the Wood River and Borger CGUs within the Refining and Marketing segment is a critical audit matter are (i) the significant amount of judgment required by Management when developing the recoverable amounts of the Wood River and Borger CGUs; (ii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the significant assumptions used in developing these estimates including forward crude oil prices, forward crack spreads, future capital expenditures, operating expenses and terminal values, as well as the discount rate applied; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	6

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s determination of the recoverable amounts of the Wood River and Borger CGU’s. These procedures also included, among others, testing Management’s process for determining the recoverable amounts of the Wood River and Borger CGU’s, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in these models; and (iii) assessing the reasonability of the assumptions used by Management, including forward crude oil prices, forward crack spreads, future capital expenditures and operating expenses. Evaluating the assumptions used by Management involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts and consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the recoverability calculations, including terminal values and the discount rates used within the models.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Alberta, Canada

February 8, 2021

We have served as the Company’s auditor since 2008.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	7

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

For the years ended December 31,

($ millions, except per share amounts)

	Notes	2020	2019	2018

Revenues	1
Gross Sales		13,591	21,353	21,389
Less: Royalties		364	1,173	546
		13,227	20,180	20,843
Expenses	1
Purchased Product		5,119	8,378	8,684
Transportation and Blending		4,444	5,184	5,942
Operating		1,930	2,088	2,184
Inventory Write-Down (Reversal)	16	555	49	60
(Gain) Loss on Risk Management	35	308	156	305
Depreciation, Depletion and Amortization	10,17,18,19	3,464	2,249	2,131
Exploration Expense	10,17	91	82	2,123
General and Administrative	5	292	331	1,020
Finance Costs	6	536	511	627
Interest Income		(9)	(12)	(19)
Transaction Costs	39	29	-	-
Foreign Exchange (Gain) Loss, Net	7	(181)	(404)	854
Re-measurement of Contingent Payment	26	(80)	164	50
(Gain) Loss on Divestiture of Assets	8	(81)	(2)	795
Other (Income) Loss, Net	9	40	9	13
Earnings (Loss) From Continuing Operations Before Income Tax		(3,230)	1,397	(3,926)
Income Tax Expense (Recovery)	12	(851)	(797)	(1,010)
Net Earnings (Loss) From Continuing Operations		(2,379)	2,194	(2,916)
Net Earnings (Loss) From Discontinued Operations	11	-	-	247
Net Earnings (Loss)		(2,379)	2,194	(2,669)

Basic and Diluted Earnings (Loss) Per Share ($)	13
Continuing Operations		(1.94)	1.78	(2.37)
Discontinued Operations		-	-	0.20
Net Earnings (Loss) Per Share		(1.94)	1.78	(2.17)

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,

($ millions)

	Notes	2020	2019	2018

Net Earnings (Loss)		(2,379)	2,194	(2,669)
Other Comprehensive Income (Loss), Net of Tax	31
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(8)	5	(3)
Change in the Fair Value of Equity Instruments at FVOCI (1)		-	12	1
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(44)	(228)	397
Total Other Comprehensive Income (Loss), Net of Tax		(52)	(211)	395
Comprehensive Income (Loss)		(2,431)	1,983	(2,274)

(1)	Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	9

CONSOLIDATED BALANCE SHEETS

As at December 31,

($ millions)

	Notes	2020	2019

Assets
Current Assets
Cash and Cash Equivalents	14	378	186
Accounts Receivable and Accrued Revenues	15	1,488	1,556
Income Tax Receivable		21	10
Inventories	16	1,089	1,532
Total Current Assets		2,976	3,284
Exploration and Evaluation Assets	1,17	623	787
Property, Plant and Equipment, Net	1,18	25,411	27,834
Right-of-Use Assets, Net	1,19	1,139	1,325
Other Assets	20	313	211
Deferred Income Taxes	12	36	-
Goodwill	1,21	2,272	2,272
Total Assets		32,770	35,713

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	22	2,018	2,229
Short-Term Borrowings	23	121	-
Lease Liabilities	25	184	196
Contingent Payment	26	36	79
Income Tax Payable		-	17
Total Current Liabilities		2,359	2,521
Long-Term Debt	24	7,441	6,699
Lease Liabilities	25	1,573	1,720
Contingent Payment	26	27	64
Decommissioning Liabilities	27	1,248	1,235
Other Liabilities	28	181	241
Deferred Income Taxes	12	3,234	4,032
Total Liabilities		16,063	16,512
Shareholders’ Equity		16,707	19,201
Total Liabilities and Shareholders’ Equity		32,770	35,713

Commitments and Contingencies	38

See accompanying Notes to Consolidated Financial Statements.

Approved by the Board of Directors

/s/ Keith A. MacPhail	/s/ Claude Mongeau
Keith A. MacPhail	Claude Mongeau
Director	Director
Cenovus Energy Inc.	Cenovus Energy Inc.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	10

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 30)	(Note 30)		(Note 31)

As at December 31, 2017	11,040	4,361	3,937	643	19,981
Net Earnings (Loss)	-	-	(2,669)	-	(2,669)
Other Comprehensive Income (Loss)	-	-	-	395	395
Total Comprehensive Income (Loss)	-	-	(2,669)	395	(2,274)
Stock-Based Compensation Expense	-	6	-	-	6
Dividends on Common Shares	-	-	(245)	-	(245)
As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	2,194	-	2,194
Other Comprehensive Income (Loss)	-	-	-	(211)	(211)
Total Comprehensive Income (Loss)	-	-	2,194	(211)	1,983
Stock-Based Compensation Expense	-	10	-	-	10
Dividends on Common Shares	-	-	(260)	-	(260)
As at December 31, 2019	11,040	4,377	2,957	827	19,201
Net Earnings (Loss)	-	-	(2,379)	-	(2,379)
Other Comprehensive Income (Loss)	-	-	-	(52)	(52)
Total Comprehensive Income (Loss)	-	-	(2,379)	(52)	(2,431)
Stock-Based Compensation Expense	-	14	-	-	14
Dividends on Common Shares	-	-	(77)	-	(77)
As at December 31, 2020	11,040	4,391	501	775	16,707

(1)	Accumulated other comprehensive income (loss) (“AOCI”).

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	11

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

($ millions)

	Notes	2020	2019	2018

Operating Activities
Net Earnings (Loss)		(2,379)	2,194	(2,669)
Depreciation, Depletion and Amortization	10,17,18,19	3,464	2,249	2,131
Exploration Expense	10,17	91	82	2,123
Inventory Write-Down (Reversal)	16	555	49	60
Deferred Income Tax Expense (Recovery)	12	(838)	(814)	(794)
Unrealized (Gain) Loss on Risk Management	35	56	149	(1,249)
Unrealized Foreign Exchange (Gain) Loss	7	(131)	(827)	649
Re-measurement of Contingent Payment	26	(80)	164	50
(Gain) Loss on Discontinuance	11	-	-	(301)
(Gain) Loss on Divestiture of Assets	8	(81)	(2)	795
Unwinding of Discount on Decommissioning Liabilities	27	57	58	63
Realized Inventory Write-Down		(572)	(71)	(13)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		(33)	401	206
Other		38	70	670
Net Change in Other Assets and Liabilities		(72)	(84)	(72)
Net Change in Non-Cash Working Capital		198	(333)	505
Cash From (Used in) Operating Activities		273	3,285	2,154

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	17	(48)	(73)	(55)
Capital Expenditures – Property, Plant and Equipment	18	(811)	(1,110)	(1,322)
Proceeds From Divestitures	8,11	38	1	1,050
Net Change in Investments and Other		(4)	(133)	9
Net Change in Non-Cash Working Capital		(38)	(117)	(295)
Cash From (Used in) Investing Activities		(863)	(1,432)	(613)

Net Cash Provided (Used) Before Financing Activities		(590)	1,853	1,541

Financing Activities	37
Issuance (Repayment) of Short-Term Borrowings		117	-	-
Issuance of Long-Term Debt		1,326	-	-
Repayment of Long-Term Debt		(112)	(2,279)	(1,144)
Net Issuance (Repayment) of Revolving Long-Term Debt		(220)	276	(20)
Principal Repayment of Leases		(197)	(150)	-
Dividends Paid on Common Shares	13	(77)	(260)	(245)
Other		-	-	(1)
Cash From (Used in) Financing Activities		837	(2,413)	(1,410)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(55)	(35)	40
Increase (Decrease) in Cash and Cash Equivalents		192	(595)	171
Cash and Cash Equivalents, Beginning of Year		186	781	610
Cash and Cash Equivalents, End of Year		378	186	781

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the “Canada Business Corporations Act” and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these Consolidated Financial Statements is found in Note 2.

On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky Energy Inc. (“Husky”). The transaction was accomplished through a plan of arrangement (the “Arrangement”) pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021 (see Note 39).

The Arrangement will combine oil sands and heavy oil assets with extensive transportation, storage and logistics and downstream infrastructure, creating opportunities to optimize the margin captured across the heavy oil value chain. The combined company will be largely integrated reducing exposure to Alberta heavy oil price differentials while maintaining exposure to global commodity prices.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments at December 31, 2020 are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

•

Conventional, which includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas in Alberta and British Columbia and the exploration for heavy oil in Marten Hills area. The assets include interests in numerous natural gas processing facilities. The Company renamed its Deep Basin segment to Conventional in 2020 and its new resource play, Marten Hills, was reclassified from the Oil Sands segment to the Conventional segment. Comparative periods have been reclassified. On December 2, 2020, the Company completed the sale of its Marten Hills assets (see Note 8).

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

A) Results of Operations – Segment and Operational Information

	Oil Sands			Conventional			Refining and Marketing
For the years ended December 31,	2020	2019	2018	2020	2019	2018	2020	2019	2018
Revenues
Gross Sales	7,514	10,838	10,026	635	691	904	6,051	10,513	11,183
Less: Royalties	324	1,143	473	40	30	73	-	-	-
	7,190	9,695	9,553	595	661	831	6,051	10,513	11,183
Expenses
Purchased Product	-	-	-	-	-	-	5,397	8,795	9,201
Transportation and Blending	4,399	5,152	5,879	81	82	90	-	-	-
Operating	1,094	1,039	1,037	318	337	403	824	948	927
Inventory Write-Down (Reversal)	316	-	-	-	-	-	239	49	60
(Gain) Loss on Risk Management	268	23	1,551	-	-	26	(21)	(16)	(1)
Operating Margin	1,113	3,481	1,086	196	242	312	(388)	737	996
Depreciation, Depletion and Amortization	1,684	1,543	1,439	880	319	412	739	280	222
Exploration Expense	9	18	6	82	64	2,117	-	-	-
Segment Income (Loss)	(580)	1,920	(359)	(766)	(141)	(2,217)	(1,127)	457	774

				Corporate and Eliminations			Consolidated
For the years ended December 31,				2020	2019	2018	2020	2019	2018
Revenues
Gross Sales				(609)	(689)	(724)	13,591	21,353	21,389
Less: Royalties				-	-	-	364	1,173	546
				(609)	(689)	(724)	13,227	20,180	20,843
Expenses
Purchased Product				(278)	(417)	(517)	5,119	8,378	8,684
Transportation and Blending				(36)	(50)	(27)	4,444	5,184	5,942
Operating				(306)	(236)	(183)	1,930	2,088	2,184
Inventory Write-Down (Reversal)				-	-	-	555	49	60
(Gain) Loss on Risk Management				61	149	(1,271)	308	156	305
Depreciation, Depletion and Amortization				161	107	58	3,464	2,249	2,131
Exploration Expense				-	-	-	91	82	2,123
Segment Income (Loss)				(211)	(242)	1,216	(2,684)	1,994	(586)
General and Administrative				292	331	1,020	292	331	1,020
Finance Costs				536	511	627	536	511	627
Interest Income				(9)	(12)	(19)	(9)	(12)	(19)
Transaction Costs				29	-	-	29	-	-
Foreign Exchange (Gain) Loss, Net				(181)	(404)	854	(181)	(404)	854
Re-measurement of Contingent Payment				(80)	164	50	(80)	164	50
(Gain) Loss on Divestiture of Assets				(81)	(2)	795	(81)	(2)	795
Other (Income) Loss, Net				40	9	13	40	9	13
				546	597	3,340	546	597	3,340
Earnings (Loss) From Continuing Operations Before Income Tax							(3,230)	1,397	(3,926)
Income Tax Expense (Recovery)							(851)	(797)	(1,010)
Net Earnings (Loss) From Continuing Operations							(2,379)	2,194	(2,916)

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

B) Revenues by Product

For the years ended December 31,	2020	2019	2018
Upstream
Crude Oil	7,270	9,790	9,662
NGLs	142	202	333
Natural Gas	315	299	320
Other	58	65	69
Refined Products	4,734	8,291	9,032
Market Optimization	1,317	2,222	2,151
Corporate and Eliminations	(609)	(689)	(724)
Revenues From Continuing Operations	13,227	20,180	20,843

C) Geographical Information

	Revenues
For the years ended December 31,	2020	2019	2018
Canada	8,399	11,798	11,694
United States	4,828	8,382	9,149
Consolidated	13,227	20,180	20,843

	Non-Current Assets (1)
As at December 31,	2020	2019
Canada	26,168	28,336
United States	3,590	4,093
Consolidated	29,758	32,429
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, other assets and goodwill.

Export Sales

Sales of crude oil, NGLs and natural gas produced or purchased in Canada that have been delivered to customers outside of Canada were $2,639 million (2019 – $4,002 million; 2018 – $2,500 million).

Major Customers

In connection with the marketing and sale of Cenovus’s own and purchased crude oil, NGLs, natural gas and refined products for the year ended December 31, 2020, Cenovus had three customers (2019 – two; 2018 – three) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $4,323 million, $1,834 million and $1,472 million, respectively (2019 – $6,922 million and $2,316 million; 2018 – $7,840 million, $2,285 million and $2,263 million), which are included in all of the Company’s operating segments.

D) Assets by Segment

	E&E Assets (1)		PP&E		ROU Assets
As at December 31,	2020	2019	2020	2019	2020	2019
Oil Sands	617	594	19,748	20,924	623	768
Conventional	6	193	1,758	2,433	3	3
Refining and Marketing	-	-	3,652	4,131	79	77
Corporate and Eliminations	-	-	253	346	434	477
Consolidated	623	787	25,411	27,834	1,139	1,325

	Goodwill		Total Assets
As at December 31,	2020	2019	2020	2019
Oil Sands	2,272	2,272	24,656	26,203
Conventional	-	-	1,953	2,754
Refining and Marketing	-	-	4,951	5,688
Corporate and Eliminations	-	-	1,210	1,068
Consolidated	2,272	2,272	32,770	35,713
(1)	Prior to its sale, Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period was reclassified.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

E) Capital Expenditures (1)

For the years ended December 31,	2020	2019	2018
Capital Investment (2)
Oil Sands	427	656	870
Conventional	78	103	228
Refining and Marketing	276	280	208
Corporate and Eliminations	60	137	57
	841	1,176	1,363
Acquisition Capital
Oil Sands	6	2	319
Conventional	12	7	22
Refining and Marketing	-	4	-
Total Capital Expenditures	859	1,189	1,704
(1)	Includes expenditures on PP&E and E&E assets.
(2)	Prior to its sale, Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative periods were reclassified.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These Consolidated Financial Statements have been prepared on a historical cost basis, except as detailed in the Company’s accounting policies disclosed in Note 3.

These Consolidated Financial Statements were approved by the Board of Directors on February 8, 2021.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company’s refining activities are conducted through the joint operation WRB Refining LP (“WRB”) and, accordingly, the accounts reflect the Company’s share of the assets, liabilities, revenues and expenses.

An associate is an entity for which the Company has significant influence over but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company’s share of the investee’s profit or loss and other comprehensive income (“OCI”).

B) Foreign Currency Translation

Functional and Presentation Currency

The Company’s functional and presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period-end exchange rates for assets and liabilities, and using average rates over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in OCI as cumulative translation adjustments.

When the Company disposes of an entire interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in net earnings. When the Company disposes of part of an interest in a foreign operation that continues to be a subsidiary, a proportionate amount of gains and losses accumulated in OCI is allocated between controlling and non-controlling interests.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Transactions and Balances

Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period-end date. Any gains or losses are recorded in the Consolidated Statements of Earnings (Loss).

C) Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:

•	Sale of crude oil, NGLs and natural gas.
•	Sale of petroleum and refined products.
•	Natural gas processing revenue.
•	Marketing and transportation services.
•	Fee-for-service hydrocarbon trans-loading services.

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas and petroleum and refined products, which is generally at a point in time. Performance obligations for natural gas processing revenue, marketing, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. The amount of revenue recognized is based on the agreed transaction price with any variability in transaction price recognized in the same period. Revenue associated with natural gas processing, marketing, transportation services and trans-loading services are based, generally on fixed price contracts.

Cenovus’s revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with unfulfilled performance obligations.

D) Transportation and Blending

The costs associated with the transportation of crude oil, NGLs and natural gas, including the cost of diluent used in blending, are recognized when the product is sold.

E) Exploration Expense

Costs incurred prior to obtaining the legal right to explore (pre-exploration costs) are expensed in the period in which they are incurred as exploration expense.

Costs incurred after the legal right to explore is obtained are initially capitalized. If it is determined that the field/project/area is not technically feasible and commercially viable or if the Company decides not to continue the exploration and evaluation activity, the unrecoverable accumulated costs are expensed as exploration expense.

F) Employee Benefit Plans

The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component and an other post-employment benefit plan (“OPEB”).

Pension expense for the defined contribution pension is recorded as the benefits are earned.

The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Changes in the defined benefit obligation from service costs, net interest and remeasurements are recognized as follows:

•	Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
•

Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.

•

Remeasurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Remeasurements are not reclassified to net earnings in subsequent periods.

Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.

From time-to-time, the Company may provide certain other long-term incentive benefits to employees. In 2019, a one-time incentive program was introduced whereby a cash award equivalent to the employee’s base salary is payable if Cenovus achieves prior to February 12, 2024 a target share price of $20 per share for a period of 20 consecutive trading days on the TSX (the “Plan”). All employees, except for the President & Chief Executive Officer, are eligible and new employees are eligible for a pro-rated award based on start date provided they are employed on the payout date. The obligation related to this Plan is estimated as the probability of the payout being achieved multiplied by the expected payout amount. The obligation is recognized over the greater of (i) the time to earliest payout of February 13, 2022; and (ii) the estimated time until payout is achieved, prior to February 12, 2024 as general and administrative expense.

G) Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all conditions associated with the grant are met. Grants related to assets are recorded as a reduction to the asset’s carrying value and are depreciated over the useful life of the asset. Claims under government grant programs related to income are recorded as other income in the period in which eligible expenses were incurred or when the services have been performed.

H) Income Taxes

Income taxes comprise current and deferred taxes. Income taxes are provided for on a non-discounted basis at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted at the Consolidated Balance Sheet date.

Cenovus follows the liability method of accounting for income taxes, where deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs, except when it relates to items charged or credited directly to equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.

Deferred income tax is recognized on temporary differences arising from investments in subsidiaries except in the case where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

I) Net Earnings per Share Amounts

Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is calculated giving effect to the potential dilution that would occur if stock options or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price. For those contracts that may be settled in cash or in shares at the holder’s option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

J) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less.

K) Inventories

Product inventories are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.

L) Exploration and Evaluation Assets

Costs incurred after the legal right to explore an area has been obtained, and before technical feasibility and commercial viability of the field/project/area have been established, are capitalized as E&E assets. These costs include license acquisition, geological and geophysical, drilling, sampling, decommissioning and other directly attributable internal costs. E&E assets are carried forward until technical feasibility and commercial viability of the field/project/area is established or the assets are determined to be impaired or the future economic value has decreased. E&E costs are subject to regular technical, commercial and Management review to confirm the continued intent to develop the resources.

Assets classified as E&E may have sales of crude oil, NGLs or natural gas prior to the reclassification to PP&E. These operating results are recognized in the Consolidated Statements of Earnings (Loss). A depletion charge, recorded as depreciation, depletion and amortization (“DD&A”), is recognized on this production using a unit-of-production method based on estimated proved reserves determined using forward prices and costs and considering any estimated future costs to be incurred in developing the proved reserves. Natural gas reserves are converted on an energy equivalent basis.

Non-producing assets classified as E&E are not depleted.

Once technical feasibility and commercial viability have been established, the carrying value of the E&E asset is tested for impairment. The carrying value, net of any impairment loss, is then reclassified as PP&E.

Any gains or losses from the divestiture of E&E assets are recognized in net earnings.

M) Property, Plant and Equipment

General

PP&E is stated at cost less accumulated DD&A, and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Any gains or losses from the divestiture of PP&E are recognized in net earnings.

Development and Production Assets

Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

Costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. For the purpose of this calculation, natural gas is converted to crude oil on an energy equivalent basis. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves.

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of neither the asset received, nor the asset given up, can be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Other Upstream Assets

Other upstream assets include information technology assets used to support the upstream business. These assets are depreciated on a straight-line basis over their useful lives of three years. Other upstream assets also include gross overriding royalty interests (“GORRs”) in certain oil and gas properties and are depleted using a unit-of-production method.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Refining Assets

The initial acquisition costs of refining PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.

Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:

Land improvements and buildings	25 to 40 years
Office equipment and vehicles	3 to 15 years
Refining equipment	10 to 60 years

The residual value, the method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.

Other Assets

Costs associated with the crude-by-rail terminal, infrastructure, office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three years to 60 years.

The residual value, the method of amortization and the useful lives of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.

N) Impairment of Non-Financial Assets

PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment quarterly or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of a CGU or an asset. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. For Cenovus’s upstream assets, FVLCOD is based on the discounted after-tax cash flows of reserves and resources using forward prices and costs, consistent with Cenovus’s independent qualified reserves evaluators (“IQREs”) and may consider an evaluation of comparable asset transactions.

E&E assets are allocated to a related CGU containing development and production assets for the purposes of testing for impairment. ROU assets may be tested as part of a CGU, as a separate CGU or as an individual asset. Goodwill is allocated to the CGUs to which it contributes to the future cash flows.

If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU. Goodwill impairments are not reversed.

Impairment losses on PP&E and ROU assets are recognized in the Consolidated Statements of Earnings (Loss) as additional DD&A and E&E asset impairments or write-downs are recognized as exploration expense.

Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

O) Leases

The Company adopted IFRS 16, “Leases” (“IFRS 16”) on January 1, 2019 using the modified retrospective approach; therefore comparative periods were not restated.

Policy Applicable From January 1, 2019

Leases

The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.

As Lessee

Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

basis. Lease liabilities include the net present value of fixed payments, costs to be incurred by the lessee in dismantling, removing and restoring the underlying asset, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.

Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Consolidated Statements of Earnings (Loss) if the carrying amount of the ROU asset has been reduced to zero.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.

The ROU asset is depreciated, on a straight-line basis, over the shorter of the estimated useful life of the asset or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Leases that have terms of less than twelve months or leases on which the underlying asset is of low value are recognized as an expense in the Consolidated Statements of Earnings (Loss) on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.

As Lessor

As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.

When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

Policy Applicable Before January 1, 2019

Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. At inception, a leased asset within PP&E and a corresponding lease obligation are recognized. The leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

P) Intangible Assets

Intangible assets acquired separately are initially measured at cost. Following initial recognition, intangible assets are recognized at cost less any accumulated amortization and accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

intangible asset may be impaired. The amortization expense on intangible assets is recognized in the Consolidated Statements of Earnings (Loss) in the expense category consistent with the function of the intangible asset.

Q) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition, with the exception of income taxes, stock-based compensation, lease liabilities and ROU assets. Any excess of the purchase price plus any non-controlling interest over the value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the value of the net assets acquired is credited to net earnings.

At acquisition, goodwill is allocated to each of the CGUs to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.

Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity are not re-measured and settlements are accounted for within equity.

When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.

R) Provisions

General

A provision is recognized if, as a result of a past event, the Company has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, provisions are determined by discounting the expected future cash flows at a pre-tax credit-adjusted rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Earnings (Loss).

Decommissioning Liabilities

Decommissioning liabilities include those legal or constructive obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, upstream processing facilities, refining facilities and the crude-by-rail terminal. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimate of the liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. The amount capitalized in PP&E is depreciated over the useful life of the related asset.

Actual expenditures incurred are charged against the accumulated liability.

Onerous Contract Provisions

Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the credit-adjusted risk-free rate. Changes in the underlying assumptions are recognized in the Consolidated Statements of Earnings (Loss).

S) Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any income taxes.

T) Stock-Based Compensation

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”), and deferred share units (“DSUs”). Stock-based compensation costs are recorded in general and administrative expense, or E&E assets and PP&E when directly related to exploration or development activities.

Net Settlement Rights

NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

based compensation costs over the vesting period, with a corresponding increase recorded as paid in surplus in Shareholders’ Equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.

Performance, Restricted and Deferred Share Units

PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation costs over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation costs in the period they occur.

U) Financial Instruments

The Company’s financial assets include cash and cash equivalents, accounts receivable and accrued revenues, risk management assets, net investment in finance leases, investments in the equity of private companies and long-term receivables. The Company’s financial liabilities include accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payment, risk management liabilities and long-term debt.

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.

The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:

•	Level 1 inputs are quoted prices in active markets for identical assets and liabilities.
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly.
•	Level 3 inputs are unobservable inputs for the asset or liability.

Classification and Measurement of Financial Assets

The initial classification of a financial asset depends upon the Company’s business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:

•

Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.

•

FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.

•

Fair Value through Profit or Loss (“FVTPL”): Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.

On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.

At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.

Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Impairment of Financial Assets

The Company recognizes loss allowances for expected credit losses (“ECLs”) on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Classification and Measurement of Financial Liabilities

A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.

Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.

A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is remeasured based on the new cash flows and a gain or loss is recorded in net earnings.

Derivatives

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Derivative financial instruments are measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

V) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2020.

W) Recent Accounting Pronouncements

New Accounting Standards and Interpretations not yet Adopted

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2021 and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2020. These standards and interpretations are not expected to have a material impact on the Company’s Consolidated Financial Statements. The standard applicable to Cenovus is as follows and will be adopted on its effective date:

Interest Rate Benchmark Reform

On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, “Financial Instruments”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 7, “Financial Instruments: Disclosures”, IFRS 4, “Insurance Contracts” and IFRS 16) (“IBOR Phase 2 Amendments”), which provides clarity on the changes after the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2021, with early application permitted. The IBOR Phase 2 Amendments primarily relate to the modification of financial instruments, allowing for a practical expedient for modifications required by the reform. The practical expedient for modifications is accounted for by updating the effective interest rate without modification of the financial instrument and is subject to satisfying all qualifying criteria. The Company expects the IBOR Phase 2 Amendments will not have a significant impact on the Consolidated Financial Statements.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The timely preparation of the Consolidated Financial Statements in accordance with IFRS requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

A) Critical Judgments in Applying Accounting Policies

Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company’s Consolidated Financial Statements.

Joint Arrangements

The classification of a joint arrangement as either a joint operation or a joint venture requires judgment. Cenovus holds a 50 percent interest in WRB, a jointly controlled entity. It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB. As a result, the joint arrangement is classified as a joint operation and the Company’s share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.

In determining the classification of its joint arrangements under IFRS 11, “Joint Arrangements”, the Company considered the following:

•

The intention of the joint arrangement was to form an integrated North American heavy oil business. The integrated business was structured, initially on a tax neutral basis, through two partnerships due to the assets residing in different tax jurisdictions. Partnerships are “flow-through” entities which have a limited life.

•

The partnership agreements require the partners (Cenovus and Phillips 66 or respective subsidiaries) to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of WRB is dependent on funding from the partners by way of partnership notes payable and loans.

•

The WRB working interest relationship is operated whereby the operating partner takes product on behalf of the participants and is modified to account for the operating environment of the refining business.

•

Phillips 66, as the operator, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage on the partners’ behalf as the agreements prohibit the partnership from undertaking these roles themselves. In addition, the partnership does not have employees and, as such, are not capable of performing these roles.

•

In the arrangement, output is taken by the partners, indicating that the partners have the rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangement.

Exploration and Evaluation Assets

The application of the Company’s accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company’s internal approval process.

Identification of Cash-Generating Units

CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company’s upstream, refining, crude-by-rail, railcars, storage tanks and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and reversals.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Determining the Lease Term

In determining the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment.

B) Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that, if changed, could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus (“COVID-19”). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic has adversely impacted global commercial activity, including significantly reducing worldwide demand for crude oil.

The full extent of the impact of COVID-19 on the Company’s operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact. The outbreak presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by Management in the preparation of its financial results.

The outbreak and current market conditions have increased the complexity of estimates and assumptions used to prepare the annual Consolidated Financial Statements, particularly related to recoverable amounts.

In addition, the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Changes to assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Crude Oil and Natural Gas Reserves

There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the recoverable quantities of hydrocarbons, the cost of the development of the required infrastructure to recover the hydrocarbons, production costs, estimated selling price of the hydrocarbons produced, royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test recoverable amount and DD&A expense of the Company’s crude oil and natural gas assets in the Oil Sands and Conventional segments. The Company’s reserves are evaluated annually and reported to the Company by its IQREs.

Recoverable Amounts

Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company’s upstream assets, these estimates include forward commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses. Recoverable amounts for the Company’s refining assets, crude-by-rail terminal and related ROU assets use assumptions such as throughput, forward commodity prices, market crack spreads, operating expenses, transportation capacity, future capital expenditures, supply and demand conditions and the terminal values used. Recoverable amounts for the Company’s real estate ROU assets use assumptions such as real estate market conditions which includes market vacancy rates and sublease market conditions, price per square footage, real estate space availability and borrowing costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.

Decommissioning Costs
Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence and to estimate the future liability. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as forward commodity prices, quantity of reserves and resources, production costs, Canadian-U.S. foreign exchange rates and discount rates. Changes in these variables could significantly impact the carrying value of the net assets.

Income Tax Provisions

Tax regulations and legislation and the interpretations thereof in the various jurisdictions in which Cenovus operates are subject to change. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.

Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

5. GENERAL AND ADMINISTRATIVE

For the years ended December 31,	2020	2019	2018
Salaries and Benefits	145	143	205
Administrative and Other	84	95	177
Onerous Contract Provisions (Recovery)	18	(5)	629
Stock-Based Compensation Expense (Note 32)	49	67	9
Other Long-Term Incentive Expense (Recovery)	(4)	31	-
	292	331	1,020

6. FINANCE COSTS

For the years ended December 31,	2020	2019	2018
Interest Expense – Short-Term Borrowings and Long-Term Debt	392	407	516
Net (Discount) Premium on Redemption of Long-Term Debt (Note 24)	(25)	(63)	17
Interest Expense – Lease Liabilities (Note 25)	87	82	-
Unwinding of Discount on Decommissioning Liabilities (Note 27)	57	58	62
Other	25	27	32
	536	511	627

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2020	2019	2018
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(194)	(800)	602
Other	63	(27)	47
Unrealized Foreign Exchange (Gain) Loss	(131)	(827)	649
Realized Foreign Exchange (Gain) Loss	(50)	423	205
	(181)	(404)	854

8. DIVESTITURES

On December 2, 2020, the Company sold its Marten Hills assets in northern Alberta to Headwater Exploration Inc. (“Headwater”) for total consideration of $138 million, excluding the retained GORR. A before-tax gain of $79 million was recorded on the sale (after-tax gain – $65 million). Total consideration received consists of $33 million in cash, 50 million common shares valued at $97 million and 15 million share purchase warrants valued at $8 million at the

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

date of close. The share purchase warrants have a three-year term and an exercise price of $2.00 per share. The Company retained a GORR in the Marten Hills assets which was reclassified from E&E to PP&E for $41 million on the date of close. The investment in Headwater is held in other assets (see Note 20).

On September 6, 2018, the Company completed the sale of Cenovus Pipestone Partnership (“CPP”), a wholly-owned subsidiary, for cash proceeds of $625 million, before closing adjustments. CPP held the Company’s Pipestone and Wembley natural gas and liquids business in northwestern Alberta and included the Company’s 39 percent operated working interest in the Wembley gas plant. A before-tax loss of $797 million was recorded on the sale (after-tax – $557 million).

9. OTHER (INCOME) LOSS, NET

For the year ended December 31, 2020, the Company recorded a $100 million loss related to the Keystone XL pipeline project.

The Government of Canada passed the Canada Emergency Wage Subsidy (“CEWS”) as part of its COVID-19 Economic Response Plan. The program is effective from March 15, 2020 to June 2021. For the year ended December 31, 2020, the Company recorded $40 million in other income from the CEWS program.

For the year ended December 31, 2020, the Company recognized $24 million of lease income (2019 – $17 million). Lease income is earned on tank subleases, operating leases related to the Company’s real estate ROU assets in which Cenovus is the lessor, and from the recovery of non-lease components for operating costs and unreserved parking related to the Company's net investment in finance leases. Finance leases are included in other assets as net investment in finance leases. The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach; therefore, comparative periods were not restated.

10. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Net Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

2020 Upstream Impairments

During the three months ended March 31, 2020, the Company tested its upstream CGUs and CGUs with associated goodwill for impairment. As a result, the Company recorded an impairment loss of $315 million as additional DD&A in the Conventional segment due to the decline in forward crude oil and natural gas prices. As at March 31, 2020, there was no impairment of goodwill or Oil Sands CGUs.

As at December 31, 2020, indicators of impairment were noted for the Company’s Conventional assets due to a change in future development plans since the Company last tested for impairment as at March 31, 2020. Therefore, the Company tested its Conventional CGUs for impairment and determined that the carrying amount was greater than the recoverable amount for certain CGUs and recorded an additional impairment loss of $240 million as DD&A.

For the purpose of impairment testing, goodwill is allocated to the CGU of which it relates. There was no impairment of goodwill as at December 31, 2020.

The following table summarizes the year ended December 31, 2020 impairment losses and estimated recoverable amounts as at December 31, 2020 by CGU:

CGU	Impairment Amount	Recoverable Amount
Clearwater	260	160
Elmworth-Wapiti	120	259
Kaybob-Edson	175	384

Key Assumptions

The recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on FVLCOD. Key assumptions in the determination of future cash flows from reserves include crude oil, NGLs and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at December 31, 2020. All reserves have been evaluated as at December 31, 2020 by the Company’s IQREs.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2020, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2021	2022	2023	2024	2025	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	47.17	50.17	53.17	54.97	56.07	2.0%
WCS (C$/barrel) (2)	44.63	48.18	52.10	54.10	55.19	2.0%
Edmonton C5+ (C$/barrel)	59.24	63.19	67.34	69.77	71.18	2.0%
AECO (C$/Mcf) (3)	2.88	2.80	2.71	2.75	2.80	2.0%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas. Assumes gas heating value of one million British thermal units per thousand cubic feet (“Mcf”).

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation was estimated at approximately two percent.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount in the impairment testing completed as at December 31, 2020 for the following CGUs:

	Increase (Decrease) to Recoverable Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	(5)	6	52	(97)
Elmworth-Wapiti	(7)	8	54	(96)
Kaybob-Edson	(13)	14	54	(106)

2020 Refining Impairments

As at September 30, 2020, the recovery in demand for refined products from the impact of COVID-19 lagged expectations resulting in higher than anticipated inventory levels. These factors, along with low market crack spreads and crude oil processing runs for North American refineries, were identified as potential indicators of impairment for the Wood River and Borger CGUs. As at September 30, 2020, the carrying amount of the Borger CGU was determined to be greater than the recoverable amount and an impairment charge of $450 million was recorded as additional DD&A in the Refining and Marketing segment. The recoverable amount of the Borger CGU was estimated at $692 million, using a discounted cash flow method in accordance with IFRS. As at September 30, 2020, no impairment of the Wood River CGU was identified. As at December 31, 2020, there were no further indicators of impairment noted since the Company last tested as at September 30, 2020.

Key Assumptions

The recoverable amount (Level 3) of the Borger CGU was determined using FVLCOD. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included forward crude oil prices, forward crack spreads, future capital expenditures, operating costs, terminal values and the discount rate. Forward crack spreads were based on quoted near-month contracts for WTI and spot prices for gasoline and diesel.

Crude Oil and Forward Crack Spreads

Forward prices are based on Management’s best estimate and corroborated with third-party data. As at September 30, 2020, the forward prices used to determine future cash flows were:

•	WTI forward prices used for 2021 to 2022 ranged from US$36.36 per barrel to US$50.84 per barrel and 2023 to 2025 ranged from US$49.66 per barrel to US$58.74 per barrel.
•	WTI to West Texas Sour differential used for 2021 to 2022 ranged from US$0.37 per barrel to US$1.73 per barrel and 2023 to 2025 ranged from US$1.21 per barrel to US$1.81 per barrel.
•	Group 3 forward market crack spread used for 2021 to 2022 ranged from US$11.56 per barrel to US$13.23 per barrel and 2023 to 2025 ranged from US$11.79 per barrel to US$16.58 per barrel.
•	Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2035.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Discount Rates

Discounted future cash flows were determined by applying a discount rate of 10 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount in the impairment testing completed as at September 30, 2020 for the following CGU:

	Increase (Decrease) to Recoverable Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger	(71)	81	263	(264)

2020 ROU Asset Impairments

As at March 31, 2020, the temporary suspension of the Company’s crude-by-rail program was considered to be an indicator of impairment for the railcar CGU. As a result, the CGU was tested for impairment and an impairment expense of $3 million was recorded as additional DD&A in the Refining and Marketing segment.

2019 Upstream Impairments

As at December 31, 2019, the Company tested its Conventional CGUs for impairment as there were indicators of impairment due to a decline in forward natural gas prices. As at December 31, 2019, there were no impairments of goodwill or the Company’s CGUs.

2018 Net Upstream Impairments

As at December 31, 2018, the Company tested its upstream CGUs for impairment. As at December 31, 2018, there was no impairment of goodwill or the Company’s CGUs. However, the impairment test provided evidence that previously recognized impairment losses should be reversed.

As at December 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be $761 million. Earlier in 2018 and 2017, impairment losses of $100 million and $56 million, respectively, were recorded due to a decline in forward prices. The impairment was recorded as additional DD&A in the Conventional segment (formerly Deep Basin). In the fourth quarter of 2018, the Company reversed $132 million of impairment losses, net of the DD&A that would have been recorded had no impairments been recorded. The reversal was due to improved recovery, extensions and well performance and changes to the development plan.

B) Asset Impairments and Write-downs

Exploration and Evaluation Assets

For the year ended December 31, 2020, $9 million and $82 million of previously capitalized E&E costs were written off in the Oil Sands segment and Conventional segment, respectively, as the carrying value was not considered to be recoverable and recorded as exploration expense.

In 2019, $18 million and $64 million of previously capitalized E&E costs were written off in the Oil Sands segment and Conventional segment, respectively, as the carrying value was not considered to be recoverable and recorded as exploration expense.

In 2018, Management completed a comprehensive review of the Conventional development plan, formerly known as Deep Basin, considering factors such as well inventory, pace of development, infrastructure constraints, economic thresholds and limited capital spending on the assets going forward. As such, previously capitalized E&E costs of $2.1 billion were written off as exploration expense in the Elmworth, Wapiti, Kaybob, Edson and Clearwater areas within the Conventional segment.

Property, Plant and Equipment, Net

For the year ended December 31, 2020, $48 million and $4 million of previously capitalized PP&E costs were written off in the Oil Sands segment and Conventional segment, respectively, as the carrying value was not considered to be recoverable. In addition, $52 million of previously capitalized PP&E costs relating to information technology assets were written off due to synergies identified as a result of the Arrangement. The impairment was recorded as additional DD&A in the Corporate and Eliminations segment.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

11. DISCONTINUED OPERATIONS

The results of operations from the former Conventional segment was reported as a discontinued operation.

For the year ended December 31, 2018, the Company recorded net earnings from discontinued operations of $247 million. The cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows were $36 million related to cash from operating activities and $404 million related to cash from investing activities.

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. A before-tax gain on discontinuance of $343 million was recorded on the sale.

12. INCOME TAXES

The provision for income taxes is:

For the years ended December 31,	2020	2019	2018
Current Tax
Canada	(14)	14	(128)
United States	1	3	2
Total Current Tax Expense (Recovery)	(13)	17	(126)
Deferred Tax Expense (Recovery)	(838)	(814)	(884)
Tax Expense (Recovery) From Continuing Operations	(851)	(797)	(1,010)

For the year ended December 31, 2020, a deferred tax recovery was recorded due to an impairment of the Borger CGU, impairment in the Conventional segment and current period operating losses that will be carried forward, excluding unrealized foreign exchange gains and losses on long-term debt. In 2020, the Government of Alberta accelerated the reduction in the provincial corporate tax rate from 12 percent to eight percent.

In 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company recorded a deferred income tax recovery of $671 million for the year ended December 31, 2019. In addition, the Company recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company’s U.S. operations resulting in a step-up in the tax basis of the Company’s refining assets.

In 2018, the Company recorded a deferred tax recovery related to current period losses, including the write-down of the Conventional E&E assets and a $78 million recovery arising from an adjustment to the tax basis of the Company’s refining assets. The increase in tax basis was a result of the Company’s partner recognizing a taxable gain on its interest in WRB, which due to an election filed with the U.S. tax authorities, was added to the tax basis of WRB’s assets. The maximum recovery related to the carry back of losses to recover tax paid was reached in 2018.

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31,	2020	2019	2018
Earnings (Loss) From Continuing Operations Before Income Tax	(3,230)	1,397	(3,926)
Canadian Statutory Rate	24.0%	26.5%	27.0%
Expected Income Tax Expense (Recovery) From Continuing Operations	(775)	370	(1,060)
Effect on Taxes Resulting From:
Statutory and Other Rate Differences	19	(52)	(57)
Non-Taxable Capital (Gains) Losses	(42)	(38)	89
Non-Recognition of Capital (Gains) Losses	(42)	(39)	87
Adjustments Arising From Prior Year Tax Filings	(8)	4	3
Recognition of U.S. Tax Basis	-	(387)	(78)
Alberta Corporate Rate Reduction	(7)	(671)	-
Other	4	16	6
Total Tax Expense (Recovery) From Continuing Operations	(851)	(797)	(1,010)
Effective Tax Rate	26.3%	(57.1)%	25.7%

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

The analysis of deferred income tax liabilities and deferred income tax assets is as follows:

For the years ended December 31,	2020	2019
Deferred Income Tax Liabilities
Deferred Income Tax Liabilities to be Settled Within Twelve Months	-	3
Deferred Income Tax Liabilities to be Settled After More Than Twelve Months	4,146	4,540
	4,146	4,543
Deferred Income Tax Assets
Deferred Income Tax Assets to be Recovered Within Twelve Months	(88)	(113)
Deferred Income Tax Assets to be Recovered After More Than Twelve Months	(860)	(398)
	(948)	(511)
Net Deferred Income Tax Liability	3,198	4,032

The deferred income tax assets and liabilities to be settled within twelve months represents Management’s estimate of the timing of the reversal of temporary differences and may not correlate to the current income tax expense of the subsequent year.

The movement in deferred income tax liabilities and assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is:

Deferred Income Tax Liabilities	PP&E	Risk Management	Other	Total
As at December 31, 2018	5,450	44	51	5,545
Charged (Credited) to Earnings	(927)	(43)	(7)	(977)
Charged (Credited) to OCI	(25)	-	-	(25)
As at December 31, 2019	4,498	1	44	4,543
Charged (Credited) to Earnings	(367)	(1)	(22)	(390)
Charged (Credited) to OCI	(7)	-	-	(7)
As at December 31, 2020	4,124	-	22	4,146

Deferred Income Tax Assets	Unused Tax Losses	Risk Management	Other	Total
As at December 31, 2018	(357)	(1)	(326)	(684)
Charged (Credited) to Earnings	129	-	34	163
Charged (Credited) to OCI	3	-	7	10
As at December 31, 2019	(225)	(1)	(285)	(511)
Charged (Credited) to Earnings	(448)	(12)	12	(448)
Charged (Credited) to OCI	14	-	(3)	11
As at December 31, 2020	(659)	(13)	(276)	(948)

Net Deferred Income Tax Liabilities	Total
Net Deferred Income Tax Liabilities as at December 31, 2018	4,861
Charged (Credited) to Earnings	(814)
Charged (Credited) to OCI	(15)
Net Deferred Income Tax Liabilities as at December 31, 2019	4,032
Charged (Credited) to Earnings	(838)
Charged (Credited) to OCI	4
Net Deferred Income Tax Liabilities as at December 31, 2020	3,198

The deferred income tax asset of $36 million (2019 – $nil) represents net deductible temporary differences in the U.S. jurisdiction which has been fully recognized, as the probability of realization is expected due to a forecasted taxable income. No deferred tax liability has been recognized as at December 31, 2020 and 2019 on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2020	2019
Canada	6,540	6,113
United States	3,117	2,648
	9,657	8,761

As at December 31, 2020, the above tax pools included $1,682 million (2019 – $696 million) of Canadian federal non-capital losses and $1,084 million (2019 – $188 million) of U.S. federal net operating losses. These losses expire no earlier than 2037.

Also included in the December 31, 2020 tax pools are Canadian net capital losses totaling $85 million (2019 –$188 million), which are available for carry forward to reduce future capital gains. As at December 31, 2020, net capital gains totaling $22 million (2019 – $100 million net capital losses) have been realized, decreasing the net capital loss balance from prior year. The Company has not recognized $254 million (2019 – $262 million) of net capital losses associated with unrealized foreign exchange losses on its U.S. denominated debt.

13. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

For the years ended December 31,	2020	2019	2018
Earnings (Loss) From:
Continuing Operations	(2,379)	2,194	(2,916)
Discontinued Operations	-	-	247
Net Earnings (Loss)	(2,379)	2,194	(2,669)

Basic – Weighted Average Number of Shares	1,228.9	1,228.8	1,228.8
Dilutive Effect of Cenovus Net Settlement Rights	-	0.6	0.4
Diluted – Weighted Average Number of Shares	1,228.9	1,229.4	1,229.2

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	(1.94)	1.78	(2.37)
Discontinued Operations	-	-	0.20
	(1.94)	1.78	(2.17)

As at December 31, 2020, 31 million NSRs (2019 – 32 million; 2018 – 34 million) were excluded from the diluted weighted average number of shares as their effect would have been anti-dilutive or their exercise prices exceeded the market price of Cenovus’s common shares. These instruments could potentially dilute earnings per share in the future. For further information on the Company’s stock-based compensation plans (see Note 32).

B) Common Share Dividend

The Company temporarily suspended its common share dividend in response to the low global oil price environment. Prior to the suspension, the Company paid common share dividends of $77 million or $0.0625 per common share in the first quarter of 2020, all of which were paid in cash (2019 – $260 million or $0.2125 per common share; 2018 – $245 million or $0.20 per common share). The declaration of dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly. The Company’s Board of Directors declared a first quarter dividend of $0.0175 per common share, payable on March 31, 2021, to common shareholders of record as of March 15, 2021.

C) Preferred Share Dividend

Subsequent to the closing of the Arrangement on January 1, 2021, the outstanding Husky preferred shares were exchanged for Cenovus preferred shares (see Note 39). The Company’s Board of Directors declared first quarter dividends for its Cenovus series 1, 2, 3, 5, and 7 first preferred shares, payable on March 31, 2021, in the amount of $8 million.

14. CASH AND CASH EQUIVALENTS

As at December 31,	2020	2019
Cash	368	108
Short-Term Investments	10	78
	378	186

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

15. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31,	2020	2019
Accruals	1,053	1,221
Prepaids and Deposits	121	54
Partner Advances	175	16
Trade	96	212
Joint Operations Receivables	35	36
Other	8	17
	1,488	1,556

16. INVENTORIES

As at December 31,	2020	2019
Product
Refining and Marketing	613	874
Oil Sands	382	570
Conventional	1	1
Parts and Supplies	93	87
	1,089	1,532

During the year ended December 31, 2020, approximately $9,996 million of produced and purchased inventory was recorded as an expense (2019 – $14,285 million; 2018 – $15,664 million).

As at March 31, 2020, the Company recorded $588 million in non-cash inventory write-downs of its crude oil blend, condensate and refined product inventory. Subsequently, $547 million of inventory that was written down at the end of March was sold and the loss was realized. For the year ended December 31, 2020, the Company reversed $39 million of the inventory write-downs related to March product inventory that was still on hand due to improved refined product and crude oil prices. As at December 31, 2020, the Company recorded a $6 million write-down in refined product inventory.

As at December 31, 2019, the Company recorded a $25 million write-down in refined product inventory. The inventory write-down was realized in 2020.

17. EXPLORATION AND EVALUATION ASSETS

Total
As at December 31, 2018	785
Additions	73
Exploration Expense (Note 10)	(82)
Change in Decommissioning Liabilities	9
Exchange Rate Movements and Other	2
As at December 31, 2019	787
Additions	48
Transfers to PP&E (Note 18) (1)	(47)
Exploration Expense (Note 10)	(91)
Depletion	(18)
Change in Decommissioning Liabilities	5
Divestitures (Note 8)	(61)
As at December 31, 2020	623

 (1)Includes the $41 million reclassification of the GORR retained in the sale of the Marten Hills assets (see Note 8).

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

18. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at December 31, 2018	28,046	333	5,632	1,213	35,224
Adjustment for Change in Accounting Policy (2)	-	-	(4)	-	(4)
Additions	695	-	228	193	1,116
Change in Decommissioning Liabilities	340	-	9	5	354
Exchange Rate Movements and Other	(9)	-	(288)	3	(294)
Divestitures (Note 8)	(40)	-	-	-	(40)
As at December 31, 2019	29,032	333	5,577	1,414	36,356
Additions	475	-	243	93	811
Transfers From E&E Assets (Note 17)	6	41	-	-	47
Change in Decommissioning Liabilities	(11)	-	3	2	(6)
Exchange Rate Movements and Other	(6)	-	(152)	(1)	(159)
Divestitures	(3)	-	-	-	(3)
As at December 31, 2020	29,493	374	5,671	1,508	37,046

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2018	3,918	333	1,442	833	6,526
Adjustment for Change in Accounting Policy (2)	-	-	(1)	-	(1)
Depreciation, Depletion and Amortization	1,735	-	241	75	2,051
Impairment Charges (Note 10)	20	-	-	10	30
Exchange Rate Movements and Other	31	-	(86)	-	(55)
Divestitures (Note 8)	(29)	-	-	-	(29)
As at December 31, 2019	5,675	333	1,596	918	8,522
Depreciation, Depletion and Amortization	1,768	-	242	109	2,119
Impairment Charges (Note 10)	607	-	450	52	1,109
Exchange Rate Movements and Other	(22)	-	(93)	-	(115)
As at December 31, 2020	8,028	333	2,195	1,079	11,635

CARRYING VALUE
As at December 31, 2018	24,128	-	4,190	380	28,698
As at December 31, 2019	23,357	-	3,981	496	27,834
As at December 31, 2020	21,465	41	3,476	429	25,411
(1)	Primarily consists of crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)	Effective January 1, 2019, the Company adopted IFRS 16.

PP&E includes the following amounts in respect of assets under construction and not subject to DD&A:

As at December 31,	2020	2019
Development and Production	1,807	1,836
Refining Equipment	226	172
	2,033	2,008

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

19. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets (1)	Refining Equipment	Other	Total
COST
As at January 1, 2019 (2)	517	63	292	13	9	894
Additions	10	436	172	-	6	624
Terminations	-	-	(11)	-	-	(11)
Reclassifications	(8)	-	-	-	-	(8)
Re-measurement	-	(2)	18	(2)	-	14
Exchange Rate Movements and Other	(10)	(2)	(7)	(1)	(1)	(21)
As at December 31, 2019	509	495	464	10	14	1,492
Additions	1	18	22	5	7	53
Terminations	-	-	(1)	-	-	(1)
Modifications	-	-	1	-	(3)	(2)
Reclassifications	(14)	-	-	-	-	(14)
Re-measurement	-	(20)	19	-	(1)	(2)
Exchange Rate Movements and Other	(1)	(13)	(8)	-	(2)	(24)
As at December 31, 2020	495	480	497	15	15	1,502

ACCUMULATED DEPRECIATION
As at January 1, 2019 (2)	-	-	-	1	-	1
Depreciation	29	55	75	2	4	165
Impairment Charges (Note 10)	3	-	-	-	-	3
Terminations	-	-	(1)	-	-	(1)
Exchange Rate Movements and Other	-	-	(1)	-	-	(1)
As at December 31, 2019	32	55	73	3	4	167
Depreciation	27	86	95	2	5	215
Impairment Charges (Note 10)	-	3	-	-	-	3
Terminations	-	-	(1)	-	-	(1)
Exchange Rate Movements and Other	(1)	(13)	(5)	-	(2)	(21)
As at December 31, 2020	58	131	162	5	7	363

CARRYING VALUE
As at January 1, 2019 (2)	517	63	292	12	9	893
As at December 31, 2019	477	440	391	7	10	1,325
As at December 31, 2020	437	349	335	10	8	1,139

(1)	Includes caverns and tanks.
(2)	Effective January 1, 2019, the Company adopted IFRS 16.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

20. OTHER ASSETS

As at December 31,	2020	2019
Intangible Assets	89	101
Equity Investments (Note 35A)	52	52
Investment in Associate (Note 8)	97	-
Net Investment in Finance Leases	52	30
Long-Term Receivables and Prepaids	11	28
Other	12	-
	313	211

In 2019, Cenovus entered into an agreement to assume a firm capacity shipper position in a pipeline transportation services agreement from a third party. The fee was recorded as an intangible asset at cost and will be amortized over the life of the contract of approximately 10 years.

21. GOODWILL

As at December 31, 2020 and 2019, the carrying amount of goodwill associated with the Company’s Primrose (Foster Creek) CGU and Christina Lake CGU was $1,171 million and $1,101 million, respectively.

For the purposes of impairment testing, goodwill is allocated to the CGU to which it relates. The assumptions used to test Cenovus’s goodwill for impairment as at December 31, 2020 are consistent to those disclosed in Note 10. There was no impairment of goodwill as at December 31, 2020.

22. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2020	2019
Accruals	912	1,085
Trade	608	954
Interest	77	49
Partner Advances	175	16
Employee Long-Term Incentives	130	60
Joint Operations Payable	6	2
Risk Management	58	2
Onerous Contract Provisions	26	17
Other	26	44
	2,018	2,229

23. SHORT-TERM BORROWINGS

The Company has uncommitted demand facilities of $1.6 billion in place, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at December 31, 2020, no amount was drawn on these facilities (December 31, 2019 – $nil) and there were outstanding letters of credit aggregating to $441 million (December 31, 2019 – $364 million).

WRB has uncommitted demand facilities of US$300 million (the Company’s proportionate share – US$150 million) available to cover short-term working capital requirements. As at December 31, 2020, US$190 million was drawn on these facilities, of which the Company’s proportionate share was US$95 million (C$121 million) (December 31, 2019 – $nil).

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

24. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at December 31,	Notes	2020	2019
Revolving Term Debt (1)	A	-	265
U.S. Dollar Denominated Unsecured Notes	B	7,510	6,492
Total Debt Principal		7,510	6,757
Debt Discounts and Transaction Costs		(69)	(58)
Long-Term Debt		7,441	6,699
(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

The weighted average interest rate on outstanding debt, including the Company’s proportionate share of the WRB uncommitted demand facilities, for the year ended December 31, 2020 was 4.9 percent (2019 – 5.1 percent).

As at December 31, 2020, the Company is in compliance with all of the terms of its debt agreements.

A) Committed Credit Facilities

Cenovus has in place a committed revolving credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche with maturity dates of November 30, 2022 and November 30, 2023, respectively. In April 2020, the Company added a committed credit facility with capacity of $1.1 billion to further support the Company’s financial resilience in the current market environment. On December 31, 2020, the Company cancelled the $1.1 billion credit facility.

B) U.S. Dollar Denominated Unsecured Notes

The remaining principal amounts of the Company’s U.S. dollar denominated unsecured notes are:

	2020		2019
As at December 31,	US$ Principal Amount	Total C$ Equivalent	US$ Principal Amount	Total C$ Equivalent
3.00% due August 15, 2022	500	637	500	650
3.80% due September 15, 2023	450	573	450	585
5.38% due July 15, 2025	1,000	1,273	-	-
4.25% due April 15, 2027	962	1,225	962	1,249
5.25% due June 15, 2037	583	742	641	833
6.75% due November 15, 2039	1,390	1,770	1,400	1,818
4.45% due September 15, 2042	155	198	155	202
5.20% due September 15, 2043	58	74	58	75
5.40% due June 15, 2047	800	1,018	832	1,080
	5,898	7,510	4,998	6,492

The Company has in place a base shelf prospectus that allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in October 2021. Offerings under the base shelf prospectus are subject to market conditions.

On July 30, 2020, Cenovus completed a public offering in the U.S., under the Company’s U.S. base shelf prospectus, of senior unsecured notes in the aggregate principal of US$1.0 billion due in 2025. As at December 31, 2020, US$3.7 billion is available under the base shelf prospectus for permitted offerings.

In addition, during the year ended December 31, 2020, the Company paid US$81 million to repurchase a portion of its unsecured notes with a principal amount of US$100 million. A gain on the repurchase of $25 million was recorded in finance costs (see Note 6).

C) Mandatory Debt Payments

As at December 31, 2020	US$ Principal Amount	Total C$ Equivalent
2022	500	637
2023	450	573
2025	1,000	1,273
Thereafter	3,948	5,027
	5,898	7,510

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

D) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, repurchase the Company’s common shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices.

Net Debt to Adjusted EBITDA (1)

As at December 31,	2020	2019	2018
Short-Term Borrowings	121	-	-
Current Portion of Long-Term Debt	-	-	682
Long-Term Debt	7,441	6,699	8,482
Less: Cash and Cash Equivalents	(378)	(186)	(781)
Net Debt	7,184	6,513	8,383

Net Earnings (Loss)	(2,379)	2,194	(2,669)
Add (Deduct):
Finance Costs	536	511	628
Interest Income	(9)	(12)	(19)
Income Tax Expense (Recovery)	(851)	(797)	(920)
Depreciation, Depletion and Amortization	3,464	2,249	2,131
Exploration Expense	91	82	2,123
Unrealized (Gain) Loss on Risk Management	56	149	(1,249)
Foreign Exchange (Gain) Loss, Net	(181)	(404)	854
Re-measurement of Contingent Payment	(80)	164	50
(Gain) Loss on Discontinuance	-	-	(301)
(Gain) Loss on Divestitures of Assets	(81)	(2)	795
Other (Income) Loss, Net	40	9	13
Adjusted EBITDA	606	4,143	1,436

Net Debt to Adjusted EBITDA	11.9x	1.6x	5.8x
(1)	IFRS 16 was adopted January 1, 2019 using the modified retrospective approach; therefore, comparative information has not been restated.

Net Debt to Capitalization

As at December 31,	2020	2019	2018
Net Debt	7,184	6,513	8,383
Shareholders’ Equity	16,707	19,201	17,468
	23,891	25,714	25,851
Net Debt to Capitalization	30%	25%	32%

Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

25. LEASE LIABILITIES

	2020	2019
Lease Liabilities, Beginning of Year	1,916	1,494
Additions	49	590
Interest Expense (Note 6)	87	82
Lease Payments	(284)	(232)
Terminations	(1)	(11)
Modifications	(2)	-
Re-measurement	(2)	15
Exchange Rate Movements and Other	(6)	(22)
Lease Liabilities, End of Year	1,757	1,916
Less: Current Portion	184	196
Long-Term Portion	1,573	1,720

The Company has lease liabilities for contracts related to office space, railcars, barges, storage assets, drilling and service rigs, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

For the years ended December 31,	2020	2019
Variable Lease Payments	16	19
Short-Term Lease Payments	6	13

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

26. CONTINGENT PAYMENT

	2020	2019
Contingent Payment, Beginning of Year	143	132
Re-measurement (1)	(80)	164
Liabilities Settled or Payable	-	(153)
Contingent Payment, End of Year	63	143
Less: Current Portion	36	79
Long-Term Portion	27	64
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the “Acquisition in 2017”) from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms.

The contingent payment is accounted for as a financial option. The fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate. The contingent payment is re-measured at fair value at each reporting date with changes in fair value recognized in net earnings. As at December 31, 2020, no amount was payable under this agreement (2019 – $14 million).

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

27. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	2020	2019
Decommissioning Liabilities, Beginning of Year	1,235	875
Liabilities Incurred	14	3
Liabilities Settled	(42)	(52)
Liabilities Disposed	(2)	(8)
Change in Estimated Future Cash Flows	13	21
Change in Discount Rate	(28)	339
Unwinding of Discount on Decommissioning Liabilities (Note 6)	57	58
Foreign Currency Translation	1	(1)
Decommissioning Liabilities, End of Year	1,248	1,235

As at December 31, 2020, the undiscounted amount of estimated future cash flows required to settle the obligation is $4,953 million (2019 – $5,173 million), which has been discounted using a credit-adjusted risk-free rate of 5.0 percent (2019 – 4.9 percent) and an inflation rate of two percent (2019 – two percent). Most of these obligations are not expected to be paid for several years, or decades, and are expected to be funded from general resources at that time. The Company expects to settle approximately $40 million to $45 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves and an increase in cost estimates.

Sensitivities

Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

		2020		2019
As at December 31,	Sensitivity Range	Increase	Decrease	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(228)	313	(236)	332
Inflation Rate	± one percent	321	(235)	340	(243)

28. OTHER LIABILITIES

As at December 31,	2020	2019
Employee Long-Term Incentives	33	103
Pension and Other Post-Employment Benefit Plan (Note 29)	91	73
Onerous Contract Provisions	39	46
Other	18	19
	181	241

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

29. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company provides employees with a pension that includes either a defined contribution or defined benefit component and other post-employment benefit plan. Most of the employees participate in the defined contribution pension. Employees who meet certain criteria may elect to move from the current defined contribution component to a defined benefit component for their future service.

The defined benefit pension provides pension benefits at retirement based on years of service and final average earnings. Future enrollment is limited to eligible employees who meet certain criteria. The Company’s OPEB provides certain retired employees with health care and dental benefits until age 65 and life insurance benefits.

The Company is required to file an actuarial valuation of its registered defined benefit pension with the provincial regulator at least every three years. The most recently filed valuation was dated December 31, 2019 and the next required actuarial valuation will be as at December 31, 2022.

A) Defined Benefit and OPEB Plan Obligation and Funded Status

Information related to defined benefit pension and OPEB plans, based on actuarial estimations, is:

	Pension Benefits		OPEB
As at December 31,	2020	2019	2020	2019
Defined Benefit Obligation
Defined Benefit Obligation, Beginning of Year	158	167	22	21
Current Service Costs	13	11	1	1
Interest Costs (1)	5	6	-	1
Benefits Paid	(6)	(36)	(2)	(2)
Plan Participant Contributions	2	2	-	-
Re-measurements:
(Gains) Losses From Experience Adjustments	1	(4)	(2)	-
(Gains) Losses From Changes in Financial Assumptions	15	12	1	1
Defined Benefit Obligation, End of Year	188	158	20	22

Plan Assets
Fair Value of Plan Assets, Beginning of Year	107	113	-	-
Employer Contributions	6	9	-	-
Plan Participant Contributions	2	2	-	-
Benefits Paid	(5)	(35)	-	-
Interest Income (1)	2	3	-	-
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	5	15	-	-
Fair Value of Plan Assets, End of Year	117	107	-	-

Pension and OPEB (Liability) (2)	(71)	(51)	(20)	(22)
(1)	Based on the discount rate of the defined benefit obligation at the beginning of the year.
(2)	Pension and OPEB liabilities are included in other liabilities on the Consolidated Balance Sheets.

The weighted average duration of the defined benefit pension and OPEB obligations are 17.4 years and 13.3 years, respectively.

B) Pension and OPEB Costs

	Pension Benefits			OPEB
For the years ended December 31,	2020	2019	2018	2020	2019	2018
Defined Benefit Plan Cost
Current Service Costs	13	11	13	1	1	1
Past Service Costs – Curtailments	-	-	(2)	-	-	-
Net Interest Costs	3	3	3	-	1	1
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	(5)	(15)	7	-	-	-
(Gains) Losses From Experience Adjustments	1	(4)	-	(2)	-	-
(Gains) Losses From Changes in Financial Assumptions	15	12	-	1	1	(1)
Defined Benefit Plan Cost (Recovery)	27	7	21	-	3	1
Defined Contribution Plan Cost	22	21	22	-	-	-
Total Plan Cost	49	28	43	-	3	1

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

C) Investment Objectives and Fair Value of Plan Assets

The objective of the asset allocation is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment and credit rating categories.

The allocation of assets between the various types of investment funds is monitored regularly and is re-balanced monthly, if necessary. The asset allocation structure targets an investment of 25 percent to 70 percent in equity securities, 25 percent to 35 percent in fixed income assets, zero percent to 15 percent in real estate assets, zero percent to 10 percent in listed infrastructure assets, zero percent to 10 percent in emerging market debts and zero percent to 10 percent in cash and cash equivalents.

The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.

The fair value of the plan assets is:

As at December 31,	2020	2019
Equity Funds	58	59
Fixed Income Funds	35	35
Real Estate Funds	6	-
Listed Infrastructure Funds	8	9
Emerging Market Debt Funds	7	-
Non-Invested Assets	1	2
Cash and Cash Equivalents	2	2
	117	107

Fair value of the equity, fixed income and listed infrastructure assets are based on the trading price of the underlying funds (Level 1). The fair value of the real estate fund reflects the appraisal valuation for each property investment (Level 2). The fair value of the non-invested assets is the discounted value of the expected future payments (Level 3).

The defined benefit plan does not hold any direct investment in Cenovus shares.

D) Funding

The defined benefit pension is funded in accordance with federal and provincial government pension legislation, where applicable. Contributions are made to trust funds administered by an independent trustee. The Company’s contributions to the defined benefit pension plan are based on the most recent actuarial valuation as at December 31, 2019, and direction of the Management Pension Committee and Human Resources and Compensation Committee of the Board of Directors.

Employees participating in the defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. The expected employer contributions for the year ended December 31, 2021 are $10 million for the defined benefit pension plan. The OPEB is funded on an as required basis.

E) Actuarial Assumptions and Sensitivities

Actuarial Assumptions

The principal weighted average actuarial assumptions used to determine benefit obligations and expenses are as follows:

	Pension Benefits			OPEB
For the years ended December 31,	2020	2019	2018	2020	2019	2018
Discount Rate	2.50%	3.00%	3.50%	2.50%	3.00%	3.50%
Future Salary Growth Rate	3.97%	3.94%	3.88%	4.94%	5.08%	5.08%
Average Longevity (years)	88.3	88.2	88.2	88.2	88.2	88.1
Health Care Cost Trend Rate	N/A	N/A	N/A	6.00%	6.00%	6.00%

The discount rates are determined with reference to market yields on high quality corporate debt instruments of similar duration to the benefit obligations at the end of the reporting period.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Sensitivities

The sensitivity of the defined benefit and OPEB obligation to changes in relevant actuarial assumptions is:

	2020		2019
As at December 31,	Increase	Decrease	Increase	Decrease
One Percent Change:
Discount Rate	(31)	40	(25)	32
Future Salary Growth Rate	4	(4)	3	(3)
Health Care Cost Trend Rate	1	(1)	1	(1)
One Year Change in Assumed Life Expectancy	4	(4)	3	(3)

The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant; however, the changes in some assumptions may be correlated. The same methodologies have been used to calculate the sensitivity of the defined benefit obligation to significant actuarial assumptions as have been applied when calculating the defined benefit pension liability recorded on the Consolidated Balance Sheets.

F) Risks

Through its defined benefit pension and OPEB plans, the Company is exposed to actuarial risks, such as longevity risk, interest rate risk, investment risk and salary risk.

Longevity Risk

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of participants will increase the defined benefit plan obligation.

Interest Rate Risk

A decrease in corporate bond yields will increase the defined benefit plan obligation, although this will be partially offset by an increase in the return on debt holdings.

Investment Risk

The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to high quality corporate bond yields. If the return on plan assets is below this rate, a plan deficit will result. Due to the long-term nature of the plan liabilities, a higher portion of the plan assets are invested in equity securities than in debt instruments and real estate.

Salary Risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the defined benefit obligation.

30. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles. Prior to the close of the Arrangement, Cenovus’s articles were amended effective December 30, 2020 to create the Cenovus series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.

B) Issued and Outstanding

	2020		2019
As at December 31,	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,828	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 32)	42	-	38	-
Outstanding, End of Year	1,228,870	11,040	1,228,828	11,040

There were no preferred shares outstanding as at December 31, 2020 (2019 – nil).

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

As at December 31, 2020, there were 27 million (2019 – 26 million) common shares available for future issuance under the stock option plan.

Subsequent to December 31, 2020, the Company issued common shares and first preferred shares in connection to the Arrangement that closed on January 1, 2021 (see Note 39).

C) Paid in Surplus

Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana Corporation (“Encana”) under the plan of arrangement into two independent energy companies, Encana (now known as Ovintiv Inc.) and Cenovus (pre-arrangement earnings). In addition, paid in surplus includes stock-based compensation expense related to the Company’s NSRs discussed in Note 32A.

	Pre-Arrangement Earnings	Stock-Based Compensation	Total
As at December 31, 2018	4,086	281	4,367
Stock-Based Compensation Expense	-	10	10
As at December 31, 2019	4,086	291	4,377
Stock-Based Compensation Expense	-	14	14
As at December 31, 2020	4,086	305	4,391

31. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2018	(7)	15	1,030	1,038
Other Comprehensive Income (Loss), Before Tax	6	14	(228)	(208)
Income Tax	(1)	(2)	-	(3)
As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	(10)	-	(44)	(54)
Income Tax	2	-	-	2
As at December 31, 2020	(10)	27	758	775

32. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.

Options issued by the Company on or after February 24, 2011 have associated NSRs. The NSRs, in lieu of exercising the option, gives the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s common shares at the time of exercise over the exercise price of the option. Alternatively, the holder may elect to exercise the option and receive a net cash payment equal to the excess of the market price received from the sale of the common shares over the exercise price of the option.

The NSRs vest and expire under the same terms and conditions as the underlying options.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Net Settlement Rights

The weighted average unit fair value of NSRs granted during the year ended December 31, 2020 was $2.27 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate	1.19%
Expected Dividend Yield	1.77%
Expected Volatility (1)	29.74%
Expected Life (years)	5.00
(1)	Expected volatility has been based on historical share volatility of the Company and comparable industry peers.

The following tables summarize information related to the NSRs:

For the year ended December 31, 2020	Number of NSRs (thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	31,528	22.61
Granted	5,783	11.73
Exercised	(42)	9.48
Forfeited	(416)	23.52
Expired	(6,256)	32.60
Outstanding, End of Year	30,597	18.52

	Outstanding NSRs			Exercisable NSRs
As at December 31, 2020 Range of Exercise Price ($)	Number of NSRs (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number of NSRs (thousands)	Weighted Average Exercise Price ($)
5.00 to 9.99	2,796	4.2	9.48	1,596	9.48
10.00 to 14.99	12,921	5.2	12.27	4,189	13.53
15.00 to 19.99	2,691	2.3	19.47	2,691	19.47
20.00 to 24.99	3,078	1.1	22.26	3,078	22.26
25.00 to 29.99	8,540	0.1	28.37	8,540	28.37
30.00 to 34.99	571	0.5	32.27	571	32.27
	30,597	2.9	18.52	20,665	21.94

The Arrangement on January 1, 2021 resulted in the accelerated vesting of outstanding NSRs held by non-executive employees and certain non-executive officers of the Company. In accordance with their terms, 2,738 thousand additional NSRs vested and were exercisable as a result of the accelerated vesting on January 1, 2021.

B) Performance Share Units

Cenovus has granted PSUs to certain employees under its Performance Share Unit Plan for Employees. PSUs are time-vested whole-share units that entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. The number of PSUs eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The Company has recorded a liability of $65 million as at December 31, 2020 (2019 – $53 million) in the Consolidated Balance Sheets for PSUs based on the market value of Cenovus’s common shares at the end of the year. The Arrangement on January 1, 2021 resulted in the accelerated vesting of outstanding PSUs held by non-executive employees and certain non-executive officers of the Company. As a result, the intrinsic value was $51 million as at December 31, 2020. In accordance with their terms, 7,055 thousand PSUs will be settled, in cash, subsequent to December 31, 2020 based on the 30-day volume weighted average trading price prior to the date of closing. The intrinsic value of vested PSUs was $nil as at December 31, 2019.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

The following table summarizes the information related to the PSUs held by Cenovus employees:

For the year ended December 31, 2020	Number of PSUs (thousands)
Outstanding, Beginning of Year	6,912
Granted	3,846
Vested and Paid Out	(1,223)
Cancelled	(449)
Units in Lieu of Dividends	198
Outstanding, End of Year	9,284

C) Restricted Share Units

Cenovus has granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs generally vest after three years.

RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation costs over the vesting period. Fluctuations in the fair value are recognized as stock-based compensation costs in the period they occur.

The Company has recorded a liability of $61 million as at December 31, 2020 (2019 – $63 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus’s common shares at the end of the year. The Arrangement on January 1, 2021 resulted in the accelerated vesting of outstanding RSUs held by employees and certain non-executive officers of the Company. As a result, the intrinsic value was $60 million as at December 31, 2020. In accordance with their terms, 8,237 thousand RSUs will be settled, in cash, subsequent to December 31, 2020 based on the 30-day volume weighted average trading price prior to the date of closing. The intrinsic value of vested RSUs was $nil as at December 31, 2019.

The following table summarizes the information related to the RSUs held by Cenovus employees:

For the year ended December 31, 2020	Number of RSUs (thousands)
Outstanding, Beginning of Year	8,372
Granted	2,686
Vested and Paid Out	(2,606)
Cancelled	(234)
Units in Lieu of Dividends	212
Outstanding, End of Year	8,430

D) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25 or 50 percent of their annual bonus award into DSUs. DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $10 million as at December 31, 2020 (2019 – $16 million) in the Consolidated Balance Sheets for DSUs based on the market value of Cenovus’s common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant. In connection with the Arrangement, the termination of a DSU holder that is a Cenovus director or employee will result in the settlement and redemption of DSUs, in cash based on the five day volume weighted average trading price prior to the date of redemption, in accordance with the terms of the related DSU Plan.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

For the year ended December 31, 2020	Number of DSUs (thousands)
Outstanding, Beginning of Year	1,237
Granted to Directors	288
Granted	30
Units in Lieu of Dividends	33
Redeemed	(255)
Outstanding, End of Year	1,333

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

E) Total Stock-Based Compensation

For the years ended December 31,	2020	2019	2018
Net Settlement Rights	11	9	6
Performance Share Units	19	15	(6)
Restricted Share Units	23	34	9
Deferred Share Units	(4)	9	-
Stock-Based Compensation Expense	49	67	9
Stock-Based Compensation Costs Capitalized	16	20	4
	65	87	13

33. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2020	2019	2018
Salaries, Bonuses and Other Short-Term Employee Benefits	605	567	580
Post-Employment Benefits	33	29	30
Stock-Based Compensation Expense (Note 32)	49	67	9
Other Long-Term Incentive Benefits	(4)	31	-
Termination Benefits	9	6	63
	692	700	682

Stock-based compensation includes the costs recorded during the year associated with NSRs, PSUs, RSUs and DSUs.

34. RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2020	2019	2018
Salaries, Director Fees and Short-Term Benefits	21	24	20
Post-Employment Benefits	3	2	3
Stock-Based Compensation	15	22	5
Other Long-Term Incentive Benefits	1	1	-
Termination Benefits	6	-	9
	46	49	37

Post-employment benefits represent the present value of future pension benefits earned during the year.

35. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of private companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables and net investment in finance leases approximate their carrying amounts due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term debt has been determined based on the period-end trading prices on the secondary market (Level 2). As at December 31, 2020, the carrying value of Cenovus’s long-term debt was $7,441 million and the fair value was $8,608 million (2019 carrying value – $6,699 million; fair value – $7,610 million).

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity investments classified at FVOCI:

	2020	2019
Fair Value, Beginning of Year	52	38
Change in Fair Value (1)	-	14
Fair Value, End of Year	52	52
(1)	Changes in fair value are recorded in OCI.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps, futures, natural gas futures, and if entered into, crude oil options, condensate futures and swaps, foreign exchange swaps, interest rate swaps and cross currency interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	2020			2019
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas and Condensate	5	58	(53)	5	2	3

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2020	2019
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(53)	3

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table summarizes the changes in the fair value of Cenovus’s risk management assets and liabilities:

	2020	2019
Fair Value of Contracts, Beginning of Year	3	160
Fair Value of Contracts Realized During the Year	252	7
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Year	(308)	(156)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	-	(8)
Fair Value of Contracts, End of Year	(53)	3

Financial assets and liabilities are offset only if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. No additional unrealized risk management positions are subject to an enforceable master netting arrangement or similar agreement that are not otherwise offset.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

The following table provides a summary of the Company’s offsetting risk management positions:

	2020			2019
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions
Gross Amount	70	123	(53)	13	10	3
Amount Offset	(65)	(65)	-	(8)	(8)	-
Net Amount per Consolidated Financial Statements	5	58	(53)	5	2	3

The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties’ credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.

Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. Additional cash collateral is required if, on a net basis, risk management payables exceed risk management receivables on a particular day. As at December 31, 2020, $59 million was pledged as cash collateral (2019 – $nil).

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian to U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.0 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2020, the fair value of the contingent payment was estimated to be $63 million (2019 – $143 million).

As at December 31, 2020, average WCS forward pricing for the remaining term of the contingent payment is $42.93 per barrel. The average implied volatility of WTI options and the Canadian to U.S. foreign exchange rate options used to value the contingent payment were 35.6 percent and 6.8 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2020	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(41)	32
WTI Option Volatility	± five percent	(18)	17
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	7	(10)

As at December 31, 2019	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(129)	80
WTI Option Volatility	± five percent	(45)	42
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	10	(19)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2020	2019	2018
Realized (Gain) Loss (1)	252	7	1,554
Unrealized (Gain) Loss (2)	56	149	(1,249)
(Gain) Loss on Risk Management From Continuing Operations	308	156	305
(1)	Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

36. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at December 31, 2020, there were no interest rate, foreign exchange or cross currency interest rate swap contracts outstanding.

To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil and condensate volumes. The Company has entered into risk management positions to help capture the incremental margin expected to be received in future periods at the time products will be sold. To mitigate overall exposure to the fluctuations in commodity prices, the Company may also enter into financial positions to protect the near-term and future cash flows. As at December 31, 2020, the fair value of financial positions was a net liability of $53 million and primarily consisted of crude oil and condensate instruments.

Net Fair Value of Risk Management Positions

As at December 31, 2020	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts
WTI Fixed - Sell	19.6 MMbbls	January 2021 - June 2022	US$43.99/bbl	(113)
WTI Fixed - Buy	11.7 MMbbls	February 2021 - June 2022	US$44.55/bbl	59
Other Financial Positions (4)				1
Total Fair Value				(53)
(1)	Million barrels (“MMbbls”). Barrel (“bbl”).
(2)

Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.

(3)	Contract terms represents averages for various individual contracts with different terms and range from one to twenty-three months.
(4)

Other financial positions consist of risk management positions related to WCS and condensate differential contracts, Belvieu and natural gas fixed contracts and the Company’s Refining and Marketing segment.

A) Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.

The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy does not allow the use of derivative instruments for speculative purposes.

Crude Oil – The Company has used commodity futures and swaps, basis price risk management contracts, and costless collars to partially mitigate its exposure to the commodity price risk on its crude oil sales and to protect both near-term and future cash flows. Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials and to manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus. In addition, the Company has entered into risk management positions to help mitigate the risk to incremental margin expected to be received in future periods at the time products will be sold.

Condensate – The Company has used commodity futures and swaps, as well as basis price risk management contracts to partially mitigate its exposure to the commodity price risk on its condensate purchases.

Natural Gas – The Company has used fixed price and basis instruments to partially mitigate its natural gas commodity price risk.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.

The impact of fluctuating commodity prices on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2020	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	(44)	44
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	(2)	2

As at December 31, 2019	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	3	(3)
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	5	(5)

B) Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.

As disclosed in Note 7, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada. As at December 31, 2020, Cenovus had US$5,898 million in U.S. dollar debt issued from Canada (2019 – US$4,998 million). In respect of these financial instruments, the impact of changes in the Canadian per U.S. dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

For the years ended December 31,	2020	2019
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	300	250
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(300)	(250)

C) Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. To manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. As at December 31, 2020, Cenovus had no interest rate swap contracts outstanding (2019 – $nil). To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at December 31, 2020, Cenovus had no cross currency interest rate swap contracts outstanding (2019 – $nil).

As at December 31, 2020, the increase or decrease in net earnings for a one percent change in interest rates on floating rate debt amounts to $1 million (2019 – $3 million; 2018 – $nil). This assumes the amount of fixed and floating debt remains unchanged from respective balance sheet dates.

D) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level as determined by the Company’s Enterprise Risk Management Policy. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets, and long-term receivables is the total carrying value.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

As at December 31, 2020, approximately 98 percent of the Company’s accruals, joint operations, trade receivables and net investment in finance leases were with investment grade counterparties (2019 – 97 percent), and as at December 31, 2020 and 2019, substantially all of the Company’s accounts receivable were outstanding less than 60 days. The average expected credit loss on the Company’s accruals, joint operations, trade receivables and net investment in finance leases was 0.5 percent as at December 31, 2020 (2019 – 0.3 percent). As at December 31, 2020, Cenovus had one counterparty (2019 – one counterparty) whose net settlement position individually accounted for more than 10 percent of the fair value of the Company’s accruals, joint operations, trade receivables and net investment in finance leases.

E) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 24, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company’s overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn capacity on its committed credit facility and uncommitted demand facilities as well as availability under its base shelf prospectus. As at December 31, 2020, Cenovus had $378 million in cash and cash equivalents, $4.5 billion available on its committed credit facility, $1.1 billion available on its uncommitted demand facilities, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. A further US$55 million representing the Company’s available proportionate share of the WRB uncommitted demand facilities is available. In addition, Cenovus has unused capacity of US$3.7 billion under its base shelf prospectus, the availability of which is dependent on market conditions.

On January 1, 2021, with the close of the Arrangement, Cenovus obtained access to additional sources of capital (see Note 39).

Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2020	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,018	-	-	-	2,018
Short-Term Borrowings (1)	121	-	-	-	121
Long-Term Debt (1)	385	1,965	1,966	8,627	12,943
Contingent Payment (2)	36	28	-	-	64
Lease Liabilities (1)	254	445	365	1,412	2,476

As at December 31, 2019	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,229	-	-	-	2,229
Long-Term Debt (1)	344	1,338	1,465	9,326	12,473
Contingent Payment (2)	79	69	-	-	148
Lease Liabilities (1)	277	466	410	1,544	2,697
(1)	Principal and interest, including current portion.
(2)	Refer to Note 35C for fair value assumptions.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

37. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

For the years ended December 31,	2020	2019	2018
Interest Paid	381	457	564
Interest Received	5	12	19
Income Taxes Paid	18	17	116

The following table provides a reconciliation of cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2017	-	-	9,513	-
Changes From Financing Cash Flows:
Repayment of Long-Term Debt	-	-	(1,144)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(20)	-
Dividends Paid	(245)	-	-	-
Non-Cash Changes:
Dividends Declared	245	-	-	-
Foreign Exchange (Gain) Loss	-	-	817	-
Finance Costs	-	-	(2)	-
As at December 31, 2018	-	-	9,164	-
Adjustment for Change in Accounting Policy (1)	-	-	-	1,494
Changes From Financing Cash Flows:
Dividends Paid	(260)	-	-	-
Repayment of Long-Term Debt	-	-	(2,279)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	276	-
Principal Repayment of Leases	-	-	-	(150)
Non-Cash Changes:
Dividends Declared	260	-	-	-
Foreign Exchange (Gain) Loss	-	-	(399)	(23)
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(63)	-
Lease Additions	-	-	-	590
Re-measurement of Lease Liabilities	-	-	-	15
Lease Terminations	-	-	-	(11)
Other	-	-	-	1
As at December 31, 2019	-	-	6,699	1,916
Changes From Financing Cash Flows:
Dividends Paid	(77)	-	-	-
Issuance (Repayment) of Short-Term Borrowings	-	117	-	-
Issuance of Long-Term Debt	-	-	1,326	-
Repayment of Long-Term Debt	-	-	(112)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(220)	-
Principal Repayment of Leases	-	-	-	(197)
Non-Cash Changes:
Dividends Declared	77	-	-	-
Foreign Exchange (Gain) Loss	-	4	(231)	(6)
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(20)	-
Lease Additions	-	-	-	49
Lease Terminations	-	-	-	(1)
Lease Modifications	-	-	-	(2)
Re-measurement of Lease Liabilities	-	-	-	(2)
Other	-	-	(1)	-
As at December 31, 2020	-	121	7,441	1,757
(1)	Effective January 1, 2019, the Company adopted IFRS 16.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

38. COMMITMENTS AND CONTINGENCIES

A) Commitments

Future payments for the Company’s commitments are below. A commitment is an enforceable and legally binding agreement to make a payment in the future for the purchase of goods and services. These items exclude amounts recorded in the Consolidated Balance Sheets.

As at December 31, 2020	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,014	954	1,341	1,444	1,107	15,537	21,397
Real Estate (2)	34	36	38	41	44	604	797
Capital Commitments	1	2	-	-	-	-	3
Other Long-Term Commitments	104	45	32	32	24	85	322
Total Payments (3)	1,153	1,037	1,411	1,517	1,175	16,226	22,519

As at December 31, 2019	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,005	959	1,026	1,456	1,381	15,672	21,499
Real Estate (2)	35	36	38	39	42	662	852
Other Long-Term Commitments	104	44	36	34	28	108	354
Total Payments (3)	1,144	1,039	1,100	1,529	1,451	16,442	22,705
(1)

Includes transportation commitments of $14 billion (2019 – $13 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.

(2)	Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)	Contracts undertaken on behalf of WRB are reflected at Cenovus’s 50 percent interest.

Transportation and storage commitments include future commitments relating to storage tank leases of $31 million, that have not yet commenced.

As at December 31, 2020, there were outstanding letters of credit aggregating to $441 million issued as security for performance under certain contracts (2019 – $364 million).

In addition to the above, Cenovus’s commitments related to its risk management program are disclosed in Note 36 and commitments related to the Arrangement are disclosed in Note 39.

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Decommissioning Liabilities

Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $1,248 million, based on current legislation and estimated costs, related to its upstream properties, refining facilities and the crude-by-rail terminal. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Contingent Payment

In connection with the Acquisition in 2017, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at December 31, 2020, the estimated fair value of the contingent payment was $63 million (2019 – $143 million) (see Note 26).

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

39. SUBSEQUENT EVENT

Cenovus and Husky Combine to Create a New Integrated Energy Company

A) Summary of the Acquisition

On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky. The transaction was accomplished through a plan of arrangement pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021.

The Arrangement will combine oil sands and heavy oil assets with extensive transportation, storage and logistics and downstream infrastructure, creating opportunities to optimize the margin captured across the heavy oil value chain. The combined company will be largely integrated, reducing exposure to Alberta heavy oil price differentials while maintaining exposure to global commodity prices.

The Arrangement was accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed.

B) Purchase Price Allocation

Cenovus acquired all the issued and outstanding Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus warrants for each Husky common share. Cenovus issued 788.5 million Cenovus common shares with a fair value of $6.1 billion, based on the December 31, 2020 closing share price of $7.75, as reported on the TSX. In addition, 65.4 million common share purchase warrants were issued. Each whole warrant entitles the holder to acquire one Cenovus common share for a period of five years at an exercise price of $6.54 per share. The fair value of the warrants was estimated to be $216 million. Cenovus also acquired all the issued and outstanding Husky preferred shares in exchange for 36.0 million Cenovus first preferred shares with substantially identical terms and a fair value of $519 million. The outstanding Husky stock options were also exchanged for Cenovus replacement stock options. Each replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. The fair value of the replacement stock options was estimated to be $9 million.

The preliminary purchase price allocation is based on Management’s best estimate of the assets acquired and liabilities assumed. Upon finalizing the value of net assets acquired, adjustments may be required.

The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

As at	January 1, 2021

Consideration
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Non-Controlling Interest	11
Total Consideration and Non-Controlling Interest	6,866

Identifiable Assets Acquired and Liabilities Assumed
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,272
Inventories	1,118
Property, Plant and Equipment, Intangible Assets and Deferred Income Tax Assets	15,227
Right-of-Use Assets	1,137
Long-Term Income Tax Receivable	202
Other Assets	200
Investments in Joint Ventures	457
Accounts Payable and Accrued Liabilities	(2,224)
Income Tax Payable	(59)
Current Portion of Long-Term Debt	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,447)
Decommissioning Liabilities	(2,835)
Other Liabilities	(439)
Total Identifiable Net Assets	6,866

The fair value of trade and other receivables acquired as part of the acquisition is $1.1 billion, with a gross contractual amount of $1.2 billion. As of the acquisition date, the best estimate of the contractual cash flows not expected to be collected is $36 million.

Cenovus incurred $29 million of acquisition related costs, excluding common share, preferred share and warrant issuance costs. These costs have been included in transaction costs in the Consolidated Statements of Earnings (Loss).

C) Liquidity and Commitments

Subsequent to the closing of the Arrangement on January 1, 2021, Cenovus obtained access to additional sources of liquidity including: $735 million in cash, $3.7 billion available on Husky’s committed credit facilities and $508 million available on Husky’s uncommitted demand facilities. Husky’s committed credit facilities have a capacity of $4.0 billion and its uncommitted demand facilities have a capacity of $975 million, of which $850 million may be drawn for general purposes, or the full amount can be available to issue letters of credit.

The Arrangement resulted in the assumption of Husky’s non-cancellable contracts and other commercial commitments. As at January 1, 2021, total commitments assumed by Cenovus were $18.7 billion, of which $7.4 billion were for various transportation and storage commitments. Transportation commitments include $1.7 billion that are subject to regulatory approval or have been approved but are not yet in service.

D) Segmented Disclosures

Management is in the process of finalizing the determination of the operating and reporting segments for the Company. It is anticipated that the Company’s business will be conducted predominately through an upstream and downstream segment. Management continues to evaluate how the segments may be presented and will make a final determination during the first quarter of 2021.

The upstream business is anticipated to be reported as follows:

•

Oil Sands, includes the development and production of heavy oil and bitumen in northeast Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise and Tucker oil sands projects, as well as Lloydminster Thermal and Cold and Enhanced Oil Recovery assets.

•	Conventional, includes the operations from conventional oil and natural gas production, including processing operations in the Deep Basin and other parts of Western Canada.
•	Offshore, includes the offshore operations, exploration and development activities in the Asia Pacific region and Atlantic Canada region.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in $ millions, unless otherwise indicated

For the year ended December 31, 2020

The downstream business is anticipated to be reported as follows:

•	Canadian Manufacturing, includes Cenovus’s owned and operated upgrader and asphalt refinery in Lloydminster, the owned and operated crude-by-rail terminal and two ethanol plants.
•	Retail, includes the Canadian retail, commercial and wholesale channels.
•

U.S. Manufacturing, includes the U.S. operations of wholly owned refineries in Lima and Superior, the jointly owned Wood River and Borger refineries with operator Phillips 66 and the jointly owned Toledo refinery with BP Products North America Inc. as operator.

Cenovus Energy Inc. – 2020 Consolidated Financial Statements	58